NO ACT

PE
12-21-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005642

January 24, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-24-11

Kristin Kruska
Senior Counsel – Corporate and Securities
Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, IL 60196

Re: Motorola, Inc.
Incoming letter dated December 21, 2010

Dear Ms. Kruska:

This is in response to your letter dated December 21, 2010 concerning the shareholder proposal submitted to Motorola by The Domestic and Foreign Missionary Society of the Episcopal Church and Congregation of the Sisters of Charity of the Incarnate Word, San Antonio. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Margareth Crosnier de Ballaistre
Director of Investment Management and Banking
The Domestic and Foreign Missionary Society of the Episcopal Church
815 Second Avenue
New York, NY 10017-4503

W. Esther Ng
General Treasurer

Congregation of the Sisters of Charity of the Incarnate Word
4503 Broadway
San Antonio, TX 78209-6297

January 24, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated December 21, 2010

The proposal relates to human rights.

We are unable to conclude that Motorola has met its burden of establishing that it may exclude The Domestic and Foreign Missionary Society of the Episcopal Church and Congregation of the Sisters of Charity of the Incarnate Word, San Antonio as co-proponents of the proposal under rule 14a-8(f). In this regard, we note that Motorola does not state whether or not these two co-proponents responded to Motorola's request for documentary support and, if they did respond, why the responses fail to establish that the co-proponents satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that Motorola may omit The Domestic and Foreign Missionary Society of the Episcopal Church and Congregation of the Sisters of Charity of the Incarnate Word, San Antonio as co-proponents of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



VIA FED EX AND FACSIMILE

November 18, 2010

Ms. W. Esther Ng
General Treasurer
Congregation of the Sisters of Charity of the Incarnate Word
4503 Broadway
San Antonio, TX 78209-6297
Fax: (210) 828-2224

Dear Ms. Ng:

Mr. A. Peter Lawson, Secretary of Motorola, Inc. ("Motorola" or "Company") received by facsimile your attached letter which enclosed the attached resolution (the "Proposal") to be presented at Motorola's next annual shareholder meting. Mr. Lawson has referred your letter to me for consideration.

In the letter you state The Congregation of the Sisters of Charity of the Incarnate Word, San Antonio, Texas is the owner of 20,500 shares of Motorola, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Further, you stated that verification of beneficial ownership will be forwarded under separate cover letter from Systematic Financial. As of the date of this letter, the Company has not received any such verification of ownership and the Company's records do not show The Congregation of the Sisters of Charity of the Incarnate Word, San Antonio, Texas as a registered holder of shares of Motorola common stock.

Pursuant to Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, if a stockholder is not a registered holder of a Company's securities, the stockholder must prove his or her eligibility to submit a proposal to Motorola by submitting, at the time the stockholder submits his or her proposal, a written statement from the "record" holder of the stockholder's shares (usually a broker or bank) verifying that, at the time the stockholder submitted his or her proposal, he or she had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year.

The Congregation of the Sisters of Charity of the Incarnate Word, San Antonio., Texas has not proven that it meets the eligibility requirements to submit a proposal as set forth in Rule 14a-8. The Congregation of the Sisters of Charity of Incarnate Word, San Antonio, Texas must prove its eligibility by responding to the undersigned by no later than 14 calendar days after receipt of this facsimile. The response must be postmarked or transmitted electronically by such date. Motorola may exclude the Proposal from its proxy statement if The Congregation of the Sisters of Charity of Incarnate Word, San Antonio, Texas does not meet the eligibility requirements at that time.

Please forward future communications regarding the Proposal, including your response to this letter, to me. My contact information is below. My email address is Kristin.kruska@motorola.com.

Very truly yours,



Kristin L. Kruska
Senior Counsel – Corporate and Securities, Law

Enclosure

cc: Reverend William Somplatsky-Jarman, Presbyterian Church USA – via email



VIA FED EX, FACSIMILE AND/OR EMAIL

November 11, 2010

Margareth Crosnier de Bellaistre
The Episcopal Church
The Domestic and Foreign Missionary Society
of the Protestant Episcopal Church in the United States of America
815 Second Avenue
New York, NY 10017-4503

Harry Van Buren, Staff Consultant
4938 Kokopelli Drive NE,
Rio Rancho, NM 87144
505.277.7108 (facsimile)

Rev. William Somplatsky-Jarman
Coordinator for Social Witness Ministries
Presbyterian Church (U.S.A.)
100 Witherspoon Street
Louisville, KY 40202-1396
bill.somoplatskyjarman@pcusa.org

Dear Ms. Margareth Crosnier de Bellaistre, Mr. Van Buren and Rev. Somplatsky-Jarman:

On November 9, 2010, A. Peter Lawson, General Counsel of Motorola, Inc. ("Motorola" or "Company") received by mail your attached letter which enclosed the attached resolution (the "Proposal") to be presented at Motorola's next annual shareholder meeting. Mr. Lawson has referred such letter to me for consideration.

The letter states that "The Domestic and Foreign Missionary Society of the Episcopal Church is the beneficial owner of 39,700 shares of Motorola common stock (held for the Church by Bank of America/BNY Mellon)." As of the date of this letter, the Company has not received any verification of share ownership.

Pursuant to Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, if a stockholder is not a registered holder of a Company's securities, the stockholder must prove his or her eligibility to submit a proposal to Motorola by submitting, at the time the stockholder submits his or her proposal, a written statement from the "record" holder of the stockholder's shares (usually a broker or bank) verifying that, at the time the stockholder submitted his or her proposal, he or she had continuously held at least $2000 in market value, or 1%, of the Company's common stock for at least one year.

The Episcopal Church has not proven that it meets the eligibility requirements to submit a proposal as set forth in Rule 14a-8. The Episcopal Church must prove its eligibility by responding to the undersigned by no later than 14 calendar days after its receipt of this letter by email to you. The response must be postmarked or transmitted electronically by such date. Motorola may exclude the Proposal from its proxy statement if The Episcopal Church does not meet the eligibility requirements at that time.

Please forward future communications regarding the Proposal, including your response to this letter, to me. My contact information is below. My email address is Kristin.kruska@motorola.com.

Very truly yours,



Kristin L. Kruska
Senior Counsel – Corporate and Securities, Law

Enclosure


IHS
AMOR MEUS
L.V.I.

Congregation of the Sisters of Charity of the Incarnate Word

Generalate
4503 Broadway / San Antonio, Texas 78209-6297 / (210) 828-2224 Fax: (210) 828-9741

November 8, 2010

Mr. A. Peter Lawson, Secretary
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

Dear Mr. Lawson:

I am writing you on behalf of Congregation of the Sisters of Charity of the Incarnate Word, San Antonio in support the stockholder resolution on Human Rights -- Amend and Monitor Policy. In brief, the proposal states that shareholders request the Board to amend, where applicable, within ten months of the 2011 Annual Meeting, Motorola's policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Presbyterian Church (USA) for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 20,500 shares of Motorola, Inc. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership is enclosed.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Rev. William Somplatsky-Jarman of the Presbyterian Church (USA) at 502-569-5809 or at bill.somplatsky-jarman@pcusa.org

Respectfully yours,

W. Esther Ng
W. Esther Ng
General Treasurer

Enclosure: 2011 Shareholder Resolution

2011 Motorola Shareholder Resolution on Human Rights Policy

Whereas, Motorola, as a global corporation, faces increasingly complex problems as the international social, and cultural context within which Motorola operates changes.

Companies confront ethical and legal challenges arising from diverse cultures and political and economic contexts or operating in regions of conflict. Today, management must address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace, environmental protection and sustainable community development. Motorola does business in countries with human rights challenges including China, Malaysia, Russia, and Israel and the occupied Palestinian territories.

Several international conventions, declarations and treaties set forth internationally recognized standards designed to protect human rights—civil, political, social environmental, cultural and economic—that should be reflected in Motorola's policies. These include the Universal Declaration of Human Rights, the Fourth Geneva Convention, the Hague Conventions, International Covenant on Civil and Political Rights, the core labor standards of the International Labor Organization, and the International Covenant on Economic, Cultural and Social Rights. We believe these documents will help inform Motorola's revision of its human rights policy. Also, United Nations resolutions and reports of special rapporteurs on countries where Motorola does business, and "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights," adopted by the United Nations Sub-Commission on the Promotion and Protection of Human Rights in August 2003 are helpful, as are the comprehensive human rights policies designed for global companies found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors.

As companies formulate comprehensive policies, we believe significant commercial advantages may accrue through enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

Resolved, shareholders request the Board to amend, where applicable, within ten months of the 2011 Annual Meeting, Motorola's policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards.

Supporting Statement

We believe Motorola's current human rights policies are limited in scope, and provide little or no guidance for determining business relationships where our products or services could entangle the company in human rights violations. Although we do not recommend inclusion of any specific provision of the above-named documents in the revised policy, we believe Motorola's policies should reflect a more comprehensive understanding of human rights.

Motorola should be able to assure shareholders that employees are treated fairly and with dignity wherever they work in the global economy. Going beyond internal practices, however, Motorola should also provide similar assurance that its products and services are not used in human rights violations. One element of ensuring compliance is utilization of independent monitors composed of respected local human rights, religious and non-governmental organizations that know local culture and conditions. We believe the adoption of a more comprehensive human rights policy, coupled with implementation, enforcement and independent monitoring, will assure shareholders of Motorola's global leadership.


IHS
AMOR MEUS
L.V.I.

Congregation of the Sisters of Charity of the Incarnate Word

Generalate
4503 Broadway / San Antonio, Texas 78209-6297 / (210) 828-2224 Fax: (210) 828-9741

Systematic Financial
Mr. Eoin E. Middaugh, CFA
8117 Manchester Avenue #500
Playa Del Rey, CA 90293

November 8, 2010

RE: **Congregation of the Sisters of Charity of the Incarnate Word, San Antonio**

Dear Eoin:

We are in the process of filing a shareholder resolution with MOTOROLA, INC. In this connection, under the rules of the Securities Exchange Commission, we ask that you please confirm to the company that we hold stock valued at least $2,000 and have held such stock for at least one year.

This information should be sent to:

Mr. A. Peter Lawson, Secretary
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

to arrive by no later than November 25, 2010.

We also ask that you maintain this stock in our portfolio at least through the date of the company's next annual meeting. We ask further that you forward the Motorola, Inc. proxies to us when they are received.

Thank you for your cooperation in this matter.

Yours truly,

W. Esther Ng

W. Esther Ng
General Treasurer

CONGREGATION OF THE SISTERS OF CHARITY
OF THE INCARNATE WORD
4503 Broadway, San Antonio, Texas 78209-6297

UNITED STATES POSTAGE
PITNEY BOWES
02 1M $ 00.44[0]
0004260221 NOV 08 2010
MAILED FROM ZIPCODE 78209

Mr. A. Peter Lawson, Secretary
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196



VIA EMAIL

December 21, 2010

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington D.C. 20549
shareholderproposals@sec.gov

Re: Omission of Shareholder Proposals Submitted by The Domestic and Foreign Missionary Society of the Episcopal Church ("Episcopal Church") and Congregation of the Sisters of Charity of the Incarnate Word, San Antonio ("Sisters of Charity")

Ladies and Gentlemen:

This letter is to inform you that Motorola, Inc. ("Motorola") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (the "Proxy Materials") purported stockholder proposals and statements in support thereto (the "Deficient Proposals") received from Episcopal Church and Sisters of Charity (together, the "Proponents") in support of a stockholder proposal submitted to Motorola by Presbyterian Church (USA) (the "Proposal"). Motorola intends to omit each of the Deficient Proposals from its Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f), because the Proponents failed to submit evidence demonstrating proof of ownership.

In accordance with Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to shareholderproposals@sec.gov in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to each Proponent informing the Proponents of Motorola's intention to exclude the Deficient Proposals from its Proxy Materials.

Motorola intends to file its definitive Proxy Materials with the Securities and Exchange Commission (the "SEC") on or about March 11, 2011. Accordingly, this letter is being filed with the SEC, pursuant to Rule 14a-8(j), no later than eighty calendar days before Motorola files its definitive Proxy Materials with the SEC.

Motorola respectfully requests that the Staff of the Division of Corporate Finance (the "Staff") of the SEC confirm that it will not recommend enforcement action to the SEC if Motorola omits the Deficient Proposals from the Proxy Materials.

Corporate Offices
1303 E. Algonquin Road, Schaumburg, IL 60196 • Phone (847) 576-5014

The Proposal

The Proposal seeks shareholder approval of the following:

> "**Resolved**, shareholders request the Board to amend, where applicable, within ten months of the 2011 Annual Meeting, Motorola's policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards."

The Proposal is included as Exhibit A.

Rule 14a-8(b) and Rule 14a-8(f) – Each Proponent Failed to Establish the Requisite Eligibility to Submit a Proposal

Each Proponent has failed to establish the requisite eligibility to submit a proposal under Rule 14a-8(b). Rule 14a-8(b) allows shareholder proponents to demonstrate their ability to demonstrate their eligibility to submit a proposal by providing a written statement from the record holder of the securities verifying that, as of the date the proposal was submitted, the proponent had continuously held the requisite number of company shares for at least one year.

On November 8, 2010, Motorola received the Deficient Proposals from Episcopal Church (see Exhibit B-1) and Sisters of Charity (see Exhibit B-2). Neither Proponent included evidence demonstrating satisfaction of ownership as required by Rule 14a-8(b). Furthermore, neither Proponent appears on the records of Motorola's stock transfer agent as a stockholder of record.

Accordingly, within fourteen (14) calendar days of Motorola receiving the Deficient Proposals, Motorola sent a letter to each Proponent via Federal Express, outlining the ownership deficiencies of each Proponent's proposal (each, a "Deficiency Notice"). See Exhibits C-1 and C-2. Federal Express records indicate that Episcopal Church received its Deficiency Notice on November 12, 2010, and that Sisters of Charity received its Deficiency Notice on November 19, 2010. Motorola never received sufficient evidence of either Proponent's continuous beneficial ownership of Motorola stock as required by Rule 14a-8(b). As such, Motorola is requesting the Staff's concurrence, pursuant to Rule 14a-8(f), that Motorola may omit the Deficient Proposal with respect to each Proponent from the Proxy Materials.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if a proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Motorola satisfied its obligation under Rule 14a-8 in the Deficiency Notices to the Proponents, which stated (1) the ownership requirements of

Rule 14a-8(b); (2) the documentary support necessary to demonstrate beneficial ownership under Rule 14a-8(b); and (3) that the Proponent's response had to be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the Deficiency Notice.

Despite receiving Deficiency Notices, neither Proponent provided Motorola with satisfactory evidence of the requisite ownership. The Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Chesapeake Energy Corporation* (April 13, 2010), *AT&T, Inc.* (February 16, 2007), *Motorola, Inc.* (January 10, 2005).

Conclusion

Based on the foregoing, we respectfully request the Staff concur that it will take no action if Motorola excludes the Deficient Proposals from its Proxy Materials with respect to Episcopal Church and Sisters of Charity. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 847-576-5014.

Thank you for your time and consideration.

Sincerely,



Kristin Kruska
Senior Counsel – Corporate and Securities

cc: Episcopal Church
Sisters of Charity
Presbyterian Church (USA)

Exhibits

A Proposal
B-1 Proposal Letter from Episcopal Church
B-2 Proposal Letter from Sisters of Charity
C-1 Deficiency Notice to Episcopal Church
C-2 Deficiency Notice to Sisters of Charity

PRESBYTERIAN CHURCH (U.S.A.)

COMPASSION, PEACE AND JUSTICE



VIA OVERNIGHT DELIVERY


RECEIVED
NOV 05 2010
MOTOROLA LAW DEPT.

November 4, 2010

Mr. A. Peter Lawson, Secretary
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

Dear Mr. Lawson:

I am writing on behalf of the Board of Pensions of the Presbyterian Church (USA), beneficial owner of 750 shares of Motorola, Inc. common stock as of November 4, 2010 in its General Assistance Fund. Verification of ownership will be forwarded shortly by our master custodian, Mellon Bank.

The Board is filing the enclosed resolution for consideration and action at your 2011 Annual Meeting. In brief, the proposal requests Motorola to adopt a more comprehensive human rights policy to offer broader protections of human rights in alignment with international norms. Consistent with Regulation 14A-12 of the Securities and Exchange (SEC) guidelines, please include our proposal and supporting statement in the proxy statement.

In accordance with SEC Regulation 14A-8, we continuously have held Motorola, Inc. shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. We will maintain ownership of Motorola, Inc. stock through the date of the 2011 Annual Meeting.

The promotion of human rights requires the active participation of all institutions, particularly in regions enmeshed in conflicts, or facing human rights challenges due to social, economic or cultural changes. Companies have an important role to play given their resources and importance to societies, but they also have challenges, particularly if their commercial activities include doing business with governments or militaries involved in human rights abuses. While our conversations have focused on Motorola's involvement in Israel and Palestine, where human rights issues related to the Occupation and treatment of minority populations are significant, we feel a more robust human rights policy would benefit Motorola globally as the company's operations include other regions of conflict and human rights abuses as well.

We hope that Motorola will respond positively to this resolution through positive dialogue with the filers and co-filers. Should you wish to engage in such a conversation, please feel free to contact me. As staff for our Committee on Mission Responsibility Through Investment (MRTI), I will gladly assist in finding a mutually agreeable date for all the parties for the dialogue.

Sincerely yours,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Coordinator for Social Witness Ministries

Enclosure: Shareholder Resolution on Human Rights Policy
Cc: Rev. Brian Ellison, MRTI Chairperson
Mr. Conrad Rocha, MRTI Vice Chairperson

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8116
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

2011 Motorola Shareholder Resolution on Human Rights Policy

Whereas, Motorola, as a global corporation, faces increasingly complex problems as the international social, and cultural context within which Motorola operates changes.

Companies confront ethical and legal challenges arising from diverse cultures and political and economic contexts or operating in regions of conflict. Today, management must address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace, environmental protection and sustainable community development. Motorola does business in countries with human rights challenges including China, Malaysia, Russia, and Israel and the occupied Palestinian territories.

Several international conventions, declarations and treaties set forth internationally recognized standards designed to protect human rights—civil, political, social environmental, cultural and economic—that should be reflected in Motorola's policies. These include the Universal Declaration of Human Rights, the Fourth Geneva Convention, the Hague Conventions, International Covenant on Civil and Political Rights, the core labor standards of the International Labor Organization, and the International Covenant on Economic, Cultural and Social Rights. We believe these documents will help inform Motorola's revision of its human rights policy. Also, United Nations resolutions and reports of special rapporteurs on countries where Motorola does business, and "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights," adopted by the United Nations Sub-Commission on the Promotion and Protection of Human Rights in August 2003 are helpful, as are the comprehensive human rights policies designed for global companies found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors.

As companies formulate comprehensive policies, we believe significant commercial advantages may accrue through enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

Resolved, shareholders request the Board to amend, where applicable, within ten months of the 2011 Annual Meeting, Motorola's policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards.

Supporting Statement

We believe Motorola's current human rights policies are limited in scope, and provide little or no guidance for determining business relationships where our products or services could entangle the company in human rights violations. Although we do not recommend inclusion of any specific provision of the above-named documents in the revised policy, we believe Motorola's policies should reflect a more comprehensive understanding of human rights.

Motorola should be able to assure shareholders that employees are treated fairly and with dignity wherever they work in the global economy. Going beyond internal practices, however, Motorola should also provide similar assurance that its products and services are not used in human rights violations. One element of ensuring compliance is utilization of independent monitors composed of respected local human rights, religious and non-governmental organizations that know local culture and conditions. We believe the adoption of a more comprehensive human rights policy, coupled with implementation, enforcement and independent monitoring, will assure shareholders of Motorola's global leadership.




NOV 09 2010
MOTOROLA LAW DEPT.

THE EPISCOPAL CHURCH

THE DOMESTIC AND FOREIGN MISSIONARY SOCIETY
OF THE PROTESTANT EPISCOPAL CHURCH IN THE UNITED STATES OF AMERICA

FOUNDED 1821 ■ INCORPORATED 1846

VIA FEDERAL EXPRESS AND VIA FACSMILE 847-576-3628 / -6301

November 8, 2010

A. Peter Lawson
Secretary
Motorola Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

Dear Mr. Lawson:

The Domestic and Foreign Missionary Society of the Episcopal Church ("Episcopal Church") is the beneficial owner of 39,700 shares of Motorola common stock (held for the Church by Bank of America and BNY/Mellon).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to human rights, which have received increasing attention and concern from a variety of stakeholders.

To this end, the Episcopal Church hereby co-files with the Presbyterian Church (USA) and several other co-filers the attached shareholder proposal and supporting statement, which requests that the company's Board of Directors to review and amend, where applicable, Motorola's policies related to human rights as a guide for its international and U.S. operations, for consideration at the company's 2011 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Episcopal Church will hold its shares through the 2011 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that during dialogue an agreement might be reached—allowing the Episcopal Church and the other co-filers to withdraw the proposal.

The Rev. William Somplatsky-Jarman of the Presbyterian Church (USA) is authorized to act on behalf of the Episcopal Church with regard to this proposal. Harry Van Buren, Staff Consultant to the Episcopal Church's Committee on Corporate Social Responsibility, can also be contacted regarding this resolution at 505.867.0641 (telephone) or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,



Margareth Crosnier de Bellaistre
Director of Investment Management and Banking

THE EPISCOPAL CHURCH CENTER
815 SECOND AVENUE NEW YORK, NY 10017-4503 USA • 212-716-6000 • 800 334-7626 • www.episcopalchurch.org

2011 Motorola Shareholder Resolution on Human Rights Policy

Whereas, Motorola, as a global corporation, faces increasingly complex problems as the international social, and cultural context within which Motorola operates changes.

Companies confront ethical and legal challenges arising from diverse cultures and political and economic contexts or operating in regions of conflict. Today, management must address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace, environmental protection and sustainable community development. Motorola does business in countries with human rights challenges including China, Malaysia, Russia, and Israel and the occupied Palestinian territories.

Several international conventions, declarations and treaties set forth internationally recognized standards designed to protect human rights—civil, political, social environmental, cultural and economic—that should be reflected in Motorola's policies. These include the Universal Declaration of Human Rights, the Fourth Geneva Convention, the Hague Conventions, International Covenant on Civil and Political Rights, the core labor standards of the International Labor Organization, and the International Covenant on Economic, Cultural and Social Rights. We believe these documents will help inform Motorola's revision of its human rights policy. Also, United Nations resolutions and reports of special rapporteurs on countries where Motorola does business, and "Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights," adopted by the United Nations Sub-Commission on the Promotion and Protection of Human Rights in August 2003 are helpful, as are the comprehensive human rights policies designed for global companies found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors.

As companies formulate comprehensive policies, we believe significant commercial advantages may accrue through enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations and reduced risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

Resolved, shareholders request the Board to amend, where applicable, within ten months of the 2011 Annual Meeting, Motorola's policies related to human rights that guide its international and U.S. operations to conform more fully with international human rights and humanitarian standards.

Supporting Statement

We believe Motorola's current human rights policies are limited in scope, and provide little or no guidance for determining business relationships where our products or services could entangle the company in human rights violations. Although we do not recommend inclusion of any specific provision of the above-named documents in the revised policy, we believe Motorola's policies should reflect a more comprehensive understanding of human rights.

Motorola should be able to assure shareholders that employees are treated fairly and with dignity wherever they work in the global economy. Going beyond internal practices, however, Motorola should also provide similar assurance that its products and services are not used in human rights violations. One element of ensuring compliance is utilization of independent monitors composed of respected local human rights, religious and non-governmental organizations that know local culture and conditions. We believe the adoption of a more comprehensive human rights policy, coupled with implementation, enforcement and independent monitoring, will assure shareholders of Motorola's global leadership.